Faegre Drinker Biddle & Reath LLP
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90 S. Seventh Street
Minneapolis, Minnesota 55402
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By EDGAR

July 21, 2021

Melissa Gilmore
Andrew Blume

Sherry Haywood

Jay Ingram

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:         FGI Industries, Ltd.

Draft Registration Statement on Form S-1

Submitted June 6, 2021

CIK No. 0001864943

Dear Ms. Gilmore and Mr. Blume:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Melissa Gilmore, Andrew Blume, Sherry Haywood and Jay Ingram, dated June 29, 2021 (the “Comment Letter”), to the Draft Registration Statement on Form S-1 submitted confidentially to the Securities and Exchange Commission on June 6, 2021.

The Company is concurrently submitting confidentially via EDGAR an Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”).

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

July 21, 2021

Prospectus Summary

Overview, page i

1.	Please tell us how you determined you are smaller reporting company. Refer to Item 10(f)(1) of Regulation S-K.

Company Response: The Company determined that it is a smaller reporting company pursuant to clause (i) under Item 10(f)(1) of Regulation S-K, based on an expected public float equal to $15 million, substantially below the maximum permitted $250 million public float for smaller reporting companies. The Company computed its expected public float in accordance with clause (ii)(A) under Item 10(f)(1) of Regulation S-K by multiplying (x)(1) the aggregate number of worldwide shares of the Company’s voting and non-voting common equity held by non-affiliates before the registration, plus (2) the number of shares of the Company’s voting and non-voting common equity included in the registration statement, by (y) the estimated public offering price of the shares.

Aggregate number of worldwide shares of the Company’s voting and non-voting common equity held by non-affiliates before the registration:(1)	0
Number of shares of the Company’s voting and non-voting common equity included in the registration statement:(2)	1,875,000
Estimated public offering price of the shares:(2)	$8.00

(1) 100% of the Company’s common equity is held by Foremost Groups Ltd., an affiliate.

(2) Target offering size and estimated public offering price of the shares as projected by the underwriters.

Prospectus Summary

Risks Related to Our Ordinary Shares and this Offering, page 6

2.	We note your disclosure that Foremost Group Ltd. holds a significant majority of voting power and will be able to exert significant control over you. Please disclose here the percentage of the voting power of Foremost Group Ltd. following the offering. Please also disclose Liang Chou Chen's indirect majority ownership of Foremost.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 6, 23 and 69-70.

The Offering, page 9

3.	Please revise this section to indicate the percentage of shares that will be held by insiders and your affiliates, and the percentage of shares that will be held by public investors. Please also revise to include disclosure on the cover page that indicates the percentage of shares that will be held by public investors following the offering.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see the cover page and page 9.

July 21, 2021

Our ability to grow and compete in the future will be adversely affected if adequate capital is not available to us, page 14

4.	Please disclose the amount of your indebtedness.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 14 disclosing the amount of the Company’s indebtedness.

We are dependent on third party suppliers, page 16

5.	You disclose that you are dependent principally on one large supplier. Please disclose this supplier and the material terms of your agreement with them and file the agreement as an exhibit to your registration statement. In the alternative, please explain why you are not required to do so. See Item 101(h)(4)(v) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 16 disclosing the Company’s largest supplier and the material terms of the agreement with the supplier. The Company intends to file the agreement as an exhibit to the Registration Statement by amendment, as indicated in the revised Exhibit Index.

Management, page 58

6.	For each of your directors, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion they should serve as a director for your company, in light of your business and structure.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 59-60 which provides the requested information regarding the Company’s conclusion that such individuals should serve as directors.

Director Independence, page 59

7.	Please provide the basis for your determination that David Bruce and John Chen are independent directors pursuant to the definition of independence under the Nasdaq corporate governance rules. Your response should include an explanation of their roles as Chief Executive Officer and President, and former Executive Vice President of Corporate Development for FGI Industries, respectively. To the extent they are not independent directors, please add a risk factor that addresses the risk that is inherent in your board being non-independent.

Company Response: We respectfully acknowledge the Staff’s comment regarding board independence. The Company has not determined that Messers. Bruce or Chen are independent pursuant to the definition of independence under the Nasdaq corporate governance rules. Please see revised disclosure on page 60 for the biographical information and qualifications of Mr. Todd Heysse, an independent director of the Company. With Mr. Heysse’s inclusion on the board, the Company has determined that a majority of the board is independent and, accordingly, has not included an additional risk factor addressing the risk that is inherent in the board being non-independent.

July 21, 2021

Note 1 – Nature of business and organization, page F-7

8.	Pursuant to Question 1 of SAB Topic 1.B.1, confirm that your historical financial statements reflect all expenses that your parent and its affiliates incurred on your behalf. Since agreements with related parties are, by definition, not at arm’s length and may be changed at any time, also disclose, if practicable, management’s estimate of what your expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Please provide this disclosure for each year for which an income statement was required when such basis produced materially different results. We note, for example, your disclosure on page 55 that as a standalone company you "do not own any of our manufacturing facilities, but maintain ongoing production support from Foremost-owned manufacturing facilities." To the extent inventory will transition from being internally produced to purchased via supply agreements, a discussion of the impact on your operations may be required. See Question 2 of SAB Topic 1.B.1.

Company Response: In response to the Staff’s comment, Note 1 to the financial statements has been revised. Please see page F-9. The Company confirms that its historical financial statements reflect all expenses that that its parent and its affiliates incurred on its behalf. The Company also believes the cost that would have been incurred would not be materially different if the Company had operated on a stand-alone basis. The Company will have an ongoing sourcing agreement which will reflect FGI’s previous relationship with Foremost. The transition of the Company's business from internally producing its products to producing them via supply agreements will not impact the Company’s operations.

Notes to Consolidated Financial Statements, page F-7

9.	Please revise the notes to your financial statements to include the disclosures required by ASC 280-10-50, as applicable. If you have determined that you have a single reportable segment, disclose that fact and the basis for your conclusion, including a discussion of whether your different revenue streams represent separate operating segments. If operating segments have been aggregated, please tell us the basis for such aggregation and also tell us your consideration of the disclosure requirements in ASC 280-10-50-21. In your response, specifically address how your monitoring of "the profitability of each product line," as disclosed on page 40, impacted your operating and reportable segment assessments.

July 21, 2021

Company Response: In response to the Staff’s comment, Note 1 to the financial statements has been revised. Please see pages F-14 and F-22. The Company has concluded that it has one single reportable segment, which is to sell kitchen and bath products.

The Company’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. Although the Company sells different products and monitors the profitability of each product line, all those product lines are kitchen and bath products and share the Company’s common resources such as a centralized decision-making function, human resources, suppliers and customer base. The assets and liabilities are not separately identifiable by product line.

Reorganization, page F-8

10.	We note that your reorganization is "currently in process and not yet completed" In helping us better understand the nature of your financial statement presentation, please address the following comments:

•	Provide us with the expected timing for completion of the reorganization. In particular, clarify if completion will occur before, at, or after effectiveness of the registration statement and/or closing of the IPO.

Company Response: The Company expects to complete the Reorganization during the third quarter of 2021 and, in any event, as close as possible prior to the effectiveness of the registration statement and closing of the IPO.

•	Clarify whether or not the reorganization will be accounted for as a reorganization of entities under control.

Company Response: The Company confirms the Reorganization will be accounted for as a reorganization under control.

•	We note that the tables on pages F-8 and F-9 reflect allocations of revenues, cost of revenues and operating expenses from FGI Industries to Foremost Home, Inc. and from Foremost Worldwide Co. Ltd. to FGI International. Revise your disclosure to clearly indicate what these allocations represent. Since the totals of these allocated amounts do not equal the amounts provided on the face of your statements of income, also reconcile for us and clearly disclose what constitutes the difference. Since Foremost Home, Inc. appears to be a newly-created wholly-owned subsidiary of your parent, clarify why the first table appears to allocate items from, rather than to, your FGI Industries, Inc. subsidiary. In regards to the second table, we note that this is the sole reference to "Foremost Worldwide Co. Ltd." included in your filing.

July 21, 2021

Company Response: In response to the Staff’s comment, Note 1 to the financial statements has been revised. Please see pages F-8 – F-9. The Company has revised its disclosure to clarify that (1) the first table on page F-9 presents the operating results that were irrelevant to the K&B Business (as defined on page F-8), which were allocated from FGI Industries to Foremost Home, Inc., an unconsolidated entity owned by Foremost, and (2) the second table on Page F-9 presents the operating results that were directly related to the K&B Business, which were allocated from Foremost Worldwide Co., Ltd. (“FWW”), an unconsolidated entity owned by Foremost, to FGI International.

In accordance with SAB Topic 5.z.7, the Company retroactively reflected the Reorganization related to item (1) above in its consolidated financial statements because the spin-off transaction is expected to occur prior to effectiveness of the Registration Statement. The Company also revised its disclosure to indicate its relationship with FWW.

The numbers in the first table did not form a part of the consolidated financial statements and, therefore, could not be reconciled with the face of the consolidated financial statements. Please refer to the table below for a reconciliation between the numbers in the second table on page F-9 (“FWW K&B”) and the consolidated financial statements of income and comprehensive income.

	2020
	FWW K&B	Other Consolidated Entities	Elimination	Consolidated
	USD	USD	USD	USD
Revenues	$74,357,895	$114,901,316	$(54,431,510)	$134,827,701
Cost of revenues	(67,213,516)	(92,722,434)	53,512,889	(106,423,061)
Gross profit	7,144,379	22,178,882	(918,621)	28,404,640
Selling and distribution expenses	(1,017,317)	(15,181,365)	711,376	(15,487,306)
General and administrative expenses	(1,181,791)	(4,846,421)	207,245	(5,820,967)
Research and development expenses	(72,971)	(741,283)	-	(814,254)
Income from operations	$4,872,300	$1,409,813	$-	$6,282,113

	2019
	FWW K&B	Other Consolidated Entities	Elimination	Consolidated
	USD	USD	USD	USD
Revenues	$84,723,675	$106,753,359	$(65,194,822)	$126,282,212
Cost of revenues	(78,067,249)	(87,028,233)	64,252,339	(100,843,143)
Gross profit	6,656,426	19,725,126	(942,483)	25,439,069
Selling and distribution expenses	(1,161,929)	(14,470,157)	714,485	(14,917,601)
General and administrative expenses	(2,676,402)	(4,907,228)	227,998	(7,355,632)
Research and development expenses	(93,426)	(610,353)	-	(703,779)
Income from operations	$2,724,669	$(262,612)	$-	$2,462,057

July 21, 2021

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Jonathan Zimmerman
Jonathan Zimmerman

Enclosures

cc: John Chen, FGI Industries, Ltd.